Exhibit 99.1

Borr Drilling Limited - Summons for a written resolution – Senior Unsecured Convertible Bond Loan 2023/2028

Borr Drilling Limited (the "Company") has today requested Nordic Trustee AS to summon for a bondholders' written resolution (the "Summons") for the Company's senior unsecured convertible bonds with ISIN NO0012828187 (the "Bonds").

The purpose of the written resolution is to approve a proposal to amend the bond terms in connection with the potential de-listing of the Company’s shares from the Oslo Stock Exchange, as approved by a Special General Meeting of the shareholders of the Company on October 1, 2024. The company has received support from more than 2/3 of the Bondholders having stated that they will vote in favor of the proposal.

Hamilton, Bermuda

October 2, 2024

Questions should be directed to: Magnus Vaaler, CFO, +44 1224 289208